UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

Dated February 24, 2020

Commission File Number 001-38018

Integrated Media Technology Limited

(Translation of registrant's name into English)

Level 7, 420 King William Street

Adelaide, SA 5000, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No    ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report on Form 6-K is incorporated by reference in the Registration Statement on Form F-3 of Integrated Media Technology Limited (No. 333-227741) filed with the U.S. Securities and Exchange Commission ("SEC") on October 9, 2018, and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

Integrated Media Technology Limited Announces Pricing of Registered Direct Offering of Ordinary Shares and Warrants

On February 20, 2020, Integrated Media Technology Limited (NASDAQ: IMTE) ("IMTE" or the "Company") entered into a Securities Purchase Agreement for the sale of 158,730 ordinary shares of, no par value, of the Company ("Ordinary Shares") and warrants ("Warrants") to purchase up to 126,984 ordinary shares ("Warrant Shares") to an accredited investor ("Investor") at a price of US$6.30 per share (the "Cash Offering"). The Warrants will be exercisable for the period of 12 months from the date of issuance, at an exercise price of US$10.50 per Share. The Cash Offering is for US$1 million and will generate a net cash proceeds of approximately US$920,000 after deducting estimated expenses in connection with the offering. The Company intends to use the net cash proceeds for partially paying off debts to a bondholder and general corporate purposes.

Pursuant to the Securities Purchase Agreement, the Company may not, subject to certain exceptions, within 120 days of the closing, issue or enter into any agreement, other than with the Investor, to issue any ordinary shares (or securities convertible into ordinary shares) with registration rights or involving a drawdown 'off the shelf' on a variable rate transaction; provided, however, commencing 60 days after the closing of the transaction, the Company may issue up to US$1 million of unregistered ordinary shares without registration rights.

We have also granted the Investor a right of first participation, subject to certain conditions and only as long as the Investor holds Warrants (which expire 12 months after issuance), to participate in an amount of up to US$5 million in any debt or equity capital raising proposed by the Company.

Pursuant to the form of Warrant, if the VWAP of the Company's ordinary shares on the trading day immediately prior to the exercise date is less than US$10.50, then the Warrants may be exercised at such time by means of a cashless exercise where each Warrant exercised would receive one Share without any cash payment to the Company.

This registered direct offering is expected to close on or about February 24, 2020 New York time, subject to the satisfaction of customary closing conditions.

The Offering is being made pursuant to the Company's "shelf" Registration Statement on Form F-3 (File No. 333-227741), as filed with the Securities and Exchange Commission on October 9, 2018 and declared effective by the SEC on October 19, 2018. The Ordinary Shares and the Warrants are being offered only in the United States by the means of a prospectus. A prospectus supplement and the accompanying prospectus relating to the registered direct offering will be filed with the SEC. Electronic copies of the prospectus supplement and the accompanying prospectus relating to the registered direct offering may be obtained, when available, at the SEC's website at http://www.sec.gov.

The Securities Purchase Agreement (including the form of Warrant) on this transaction is attached to this report as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2020

Integrated Media Technology Limited

By:	/s/ Con Unerkov
Name:	Con Unerkov
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Securities Purchase Agreement (including the form of Warrant), dated February 20, 2020, between Integrated Media Technology Limited and Ionic Ventures, LLC